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Exhibit 99.3

USA Interactive to Acquire uDate.com, Inc.

        New York, NY—December 19, 2002—USA Interactive (Nasdaq: USAI) today entered into an agreement to acquire uDate.com, Inc. (OTC BB:UDAT), a global online personals group based in Derby, England, which provides dating and matchmaking services through www.udate.com and www.kiss.com, for approximately $150 million in USA common stock (subject to various adjustments). For the nine months ended September 30, 2002, uDate reported revenue of $29.2 million, representing growth of 135.6% over the same period in 2001. USA expects the acquisition of uDate to be accretive over the next several years.

        The personals category, which is still in its infancy, has enormous potential for growth, as demonstrated by the success of USA's Match.com. As a result of the transaction, the strengths of the Match.com and uDate teams, and their products, will better serve the ever-increasing demand of consumers who choose to find their potential romantic matches via the Internet.

        "Our acquisition of uDate, in combination with our continued investment in Match.com, underscores USA's commitment to the personals business," said John Pleasants, President and CEO of Ticketmaster and incoming President of USA's Information & Services group. "uDate's track record of strong growth, combined with its culture of innovation, and excellent management team, make it a perfect fit for our operations."

        "We are pleased to join the USA family," said Mel Morris, Chief Executive Officer and Founder, uDate. "We believe the opportunity to combine our efforts with USA's collection of strong online brands is truly exciting. The support and backing of USA will enhance our ability to fully capitalize on this rapidly growing category."

        The transaction is expected to close in the first quarter of 2003, subject to standard closing conditions and approvals. Pursuant to a voting agreement with USA, Atlas Trust Company (Jersey) Limited, as Trustee of the Internet Investments Inc. Employee Shares Trust and Lee Zehrer, who together hold a majority of the uDate common shares, have agreed to vote in favor of the transaction at the uDate shareholder meeting.

        uDate was advised in the transaction by Broadview International.

About USA Interactive

        USA Interactive (Nasdaq: USAI), via the Internet, the television, and the telephone, engages in the worldwide business of interactivity across electronic retailing, travel services, ticketing services, personals services, local information services, and teleservices. USA is comprised of HSN; Expedia, Inc. (Nasdaq: EXPE); Hotels.com (Nasdaq: ROOM); Interval International; TV Travel Group; Ticketmaster (Nasdaq: TMCS), which operates Match.com and Citysearch; Precision Response Corporation; Electronic Commerce Solutions; Styleclick, Inc. (OTCBB: IBUYA); and will include Entertainment Publications, Inc. upon the close of the USA/Entertainment Publications transaction.

About uDate

        uDate.com, Inc. is a global online personals group with members in more than 100 countries around the world as of September 30, 2002. The Company operates two Web properties www.udate.com and www.kiss.com. uDate.com, Inc. is a public company trading under the ticker symbol UDAT on the OTCBB exchange.

Important Disclosures

        This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information relating to possible or assumed future results of operations of USA Interactive ("USA") and its subsidiaries and uDate.com, Inc. (OTC Bulletin Boards: UDAT), including those preceded by, followed by or that include the words "believes," "could," "projects," "budgets," "estimates," "intends," "expects," "anticipates" or similar expressions. These statements reflect the current views of USA and uDate.com, Inc. ("uDate") with respect to future events, and are based on information currently available to USA and uDate. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of USA's and its subsidiaries' and uDate's businesses. The following important factors, in addition to those described in the filings with the Securities and Exchange Commission made by USA and its subsidiaries, and uDate, could affect the future results of USA, its subsidiaries and uDate, and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes generally or in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses' operating areas; competition from others; successful integration of our divisions, including recently acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the ability to expand into and successfully operate in foreign markets; and obtaining and retaining key executives and employees. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this press release. USA and uDate undertake no obligation to update or revise the forward-looking statements contained in this press release, whether as a result of new information, future events or any other reason.

Additional Information and Where to Find It

        In connection with the proposed transaction with uDate, USA Interactive and uDate intend to file a joint prospectus/proxy statement and other relevant documents with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND SHAREHOLDERS TO READ THEJOINT PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain free copies of these documents, once available, at the Commission's website at www.sec.gov and upon written request to USA Interactive, 152 West 57th Street, New York, New York 10019, Attention: Investor Relations; or uDate, New Enterprise House, St. Helens Street, Derby, DE1 3GY, United Kingdom, Attention: Investor Relations.

        SHAREHOLDERS OF UDATE.COM, INC. SHOULD READ THE JOINT PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

        USA, uDate and their respective officers and directors may be deemed to be participants in the solicitation of proxies with respect to the transactions contemplated by the merger agreement. Information about the participants in the solicitation will be set forth in the joint prospectus/proxy statement to be filed with the Commission.

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Contacts:

        Ron Sato, USA Interactive Corporate Communications, 212/314-7254; Roger Clark/Lauren Rosenfield, USA Interactive Investor Relations, 212/314-7400; Eleanor Krivick, uDate, Inc., 888/214-8133, ext. 916

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  Exhibit 99.3
USA Interactive to Acquire uDate.com, Inc.